AAA BEST CAR RENTAL INC.

351 E 16th Street,

Paterson, NJ 07524

(973) 851-6863

February 2, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

Re: AAA Best Car Rental Inc.

Amendment #2 to

Registration Statement on Form S-1

Filed January 6, 2011

Filing No. 333-170128

Dear: Donald Field

In response to your letter dated January 20, 2011 which included comments regarding our Amendment # 2 to Registration Statement on Form S-1 filed January 6, 2011, we have prepared the following responses:

Prospectus Summary, page 5

1. We note your response to our prior comment 2 and reissue in part. We note your disclosure here, in the first   risk factor on page7 in the Plan of Operations section on page 13 and in the Liquidity and Capital Resources section on page 14 that assuming a minimum of $23,000 is raised in the offering after twelve months you may need additional financing including a minimum amount of $20,000 for ongoing advertising expenses and SEC filing requirements. We also note that the above referenced amount represents the minimum amount necessary to continue operations. Please explain how the $20,000 amount was calculated and disclose how long you will be able to operate referenced sections to clarify your expected long term financing requirements which are necessary to fully implement your business plan. If long term financing beyond the maximum aggregate amount of this offering will be required to fully implement your business plan please quantify.

Response: We have revised our Plan of Operations to include the following discussion:

We are a development stage company and have generated no revenue to date. Long term financing beyond the maximum aggregate amount of this offering will be required to fully implement our business plan.  The exact amount of funding will depend on the scale of our expansion; the amount of new rental cars that we decide to add to our fleet. We have not decided yet on the scale of our expansion and on exact amount of funding needed for our long term financing.  If we do not generate any revenue we may need a minimum of $20,000 of additional funding to run out business while we reassess our situation and decide on the scale of our future expansion if any.

$20,000 is an estimate of the amount needed to continue operations assuming we raise minimum of $23,000 but are unable to generate any revenue at the end of the twelve month period described in our “Plan of Operation” below. $20,000 will be used to pay for our reporting obligations ($9,000 per year), buy new cars, pay sales personnel and ongoing advertising fees until we reach profitable operations.  20K will allow us to operate for approximately additional 8 months, the breakdown of expenses is:

Legal fees:  9000/12=$750 per month,

Car maintenance including advertising (from “Revenue and Cost in Business Description”): $172.5 per month

Sales person fees: $900 per month

Total of monthly costs:  $1822.5

Purchase additional cars: $5,000 (two cars)

$20,000 funding will last: ($20,000-$5,000)/$1822.5=8.23 months

We will use this time to see whether we are able to generate profit. At the end of this period we will reassess our situation and decide on the scale of our future expansion if any.  At this time we will decide on the quantity of additional funding needed for our long term financing needs.

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Summary Financial Information, page 6

2. We note your disclosure that the tables and information are derived from your audited financial statements for the period from April 30, 2010(inception) to October 31, 2010. In light of the fact that the amounts are as of or include the quarter ended October 31, 2010 an unaudited period, please revise your disclosure to indicate that the tables and information represent unaudited amounts.

Response: We revised our disclosure to indicate that the tables and information represent unaudited amounts.

We will incur ongoing costs and expenses, page 10

3. We note your disclosure that the estimated $9,000 costs of this offering will be paid from existing cash on hand. We also note that existing cash on hand as of October 31, 2010 is only $959 and that certain of the estimated costs have already been paid as discussed in the Liquidity and Capital Resources section on page 14. Please revise to clarify how much of estimated $9,000 costs of this offering have already been paid and how much remains outstanding. Given existing cash on hand, revise to clarify how the remaining balance will be paid. Please also revise the Liquidity and Capital Resources section on page 14 accordingly.

Response: We revised to clarify that we have already paid $15 SEC registration fee, $2,800 auditor fee and $3,000 legal fee from existed cash on hand and that we will have to utilize funds from Suresh Gupta, our sole officer and director, who has verbally agreed to loan the company funds to complete the registration process.

WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING AND COMPLIANCE. WITHOUT REVENUE WE MAY NOT BE ABLE TO REMAIN IN COMPLIANCE, MAKING IT DIFFICULT FOR INVESTORS TO SELL THEIR SHARES, IF AT ALL.

The estimated cost of this registration statement is $9,000. We have already paid $15 SEC registration fee, $2,800 auditor fee and $3,000 legal fee from existed cash on hand. Approximately $2,500 of estimated costs remains outstanding. We will have to utilize funds from Suresh Gupta, our sole officer and director, who has verbally agreed to loan the company funds to complete the registration process. After the effective date of this prospectus, we will be required to file annual, quarterly and current reports, or other information with the SEC as provided by the Securities Exchange Act.

We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. The costs associated with being a publicly traded company in the next 12 month will be approximately $9,000. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all. Also, if we are not able to pay the expenses associated with our reporting obligations we will not be able to apply for quotation on the OTC Bulletin Board.

We also revise the Liquidity and Capital Resources section on page 14 accordingly:

We are attempting to raise funds to proceed with our plan of operation. In the first quarter we used our cash we had to pay expenses associated with this offering. We paid $2,800 to our auditors, $15 registration fee to the SEC and $3,000 as legal fees. Approximately $2,500 of estimated costs of this offering remains outstanding. We will have to utilize funds from Suresh Gupta, our sole officer and director, who has verbally agreed to loan the company funds to complete the registration process. However, Mr. Gupta has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. We also purchased a car for $1,177. Our current cash on hand will be used to pay the fees and expenses of this offering.  To proceed with our operations within 12 months, we need a minimum of $23,000.We cannot guarantee that we will be able to sell all the shares required to satisfy our 12 months financial requirement. If we are successful, any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus.  We will attempt to raise at least the minimum funds necessary to proceed with our plan of operation. In a long term we may need additional financing. We do not currently have any arrangements for additional financing.  Obtaining additional funding will be subject to a number of factors, including general market conditions, investor acceptance of our business plan and initial results from our business operations.  These factors may impact the timing, amount, terms or conditions of additional financing available to us.  There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

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Dilution, page 11

4. We note that the Use of Proceeds section assuming the sale of 50% and 100% of the offered securities, allocates the full $25,000 and $50,000 respectfully of proceeds from the offering to your balance sheet for the purposes itemized on page 11. Based on such allocation the net tangible book value after the offering assuming the sale of 50% and 100% of the offered securities would be $27,019 and $52,019 respectfully (calculated as the net tangible book value prior to the offering of $2,019 plus potential gain of $25,000 and $50,000 respectfully). We also note that the net tangible book value per share prior to the offering of $0.0003 per share is not reflected in the associated calculations in both the disclosed paragraphs and tables. Please revise the dilution calculations or advise.

Response: We have revised the dilution calculations.

Management’s Discussion and Analysis or Plan of Operation, page 13

Plan of operation, page 13

5. Please reconcile your disclosure in the first paragraph that you require a minimum of $21,500 of funding from this offering to operate for the next twelve months with your disclosure in the second paragraph that you require a minimum of $23,000 of funding from this offering to operate for the next twelve months.

Response: We reconciled our disclosure in the first paragraph.

6.   We note your disclosure that your monthly burn rate is approximately $1,790. Please revise to disclose the   nature of the amounts included in the burn rate and explain how the amount was calculated or determined.

We have revised our monthly burn rate to $1,917. We have clarified on page 5 that it is a simple monthly estimate which includes all the expenses described in out plan of operations. It is calculated by dividing $23,000 by 12 months. A more detailed breakdown of costs is included in our plan of operations on page 13.

7.  We note your disclosure in the “Purchase Rental Cars” paragraph on page 13 that to achieve significant profit, you will need to continue to increase the number of rental cars. Please revise to quantify the number of rental cars you currently expect will be required to achieve and maintain profitable operations. Please also revise the last paragraph in the Description of the Business- General section on page 16 accordingly.

Response: We have revised to quantify that we need a minimum of four rental cars to achieve and maintain profitable operations and minimum of seven cars when we keep one sales person on staff.

8. We further note the disclosure in the “Purchase Rental Cars” paragraph on page 13 that after the 6th month of operations you will begin to generate revenues to buy more rental cars. Please revise to clarify here and throughout the prospectus that there is no guarantee that you will be able to generate revenues after the 6th month of operations.

Response: We revised to clarify throughout the prospectus that there is no guarantee that we will be able to generate revenues after the 6th month of operations.

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9. We note your response to our prior comment 8 and reissue. We note your disclosure in the second to last paragraph of this section that the minimum amount of funds necessary to implement your initial plan of operation is $23,300. We also note that the detailed minimum business expenses in your plan of operation plus the $9,000 necessary to satisfy your reporting obligations totals a higher amount than the estimated $23,000, especially if recurring monthly expenses for “Advertise On Internet and Newspaper” and “Develop Our Social Profile” are factored into the minimum business expenses total. Please reconcile and revise the above referenced amount throughout the registration statement or advise.

Response: We have calculated the $23,000 amount by adding up the minimum required amounts from our plan of operations (the recurring monthly expenses have been accounted for) and the $9,000 required for reporting obligations as follows:

Establish office:                             $1000

Develop Website:                         $1000

Rental Cars:                              $8000

Create Social Profile:                    $500

Internet/Newspaper Advertising:       $400

Develop Social Profile                $1000

Website Advertising:                   $1200

Hire Sales Person:                      $900

Total Business expense:                   $14000

Reporting Obligations:                    $ 9000

Total funding required:                   $23000

Exhibit 23.1, Consent of Independent Public Accountant.

10. Please revise to provide a currently dated consent from the independent public accountant in the amendment.

Response: We provided a currently dated consent from the independent public accountant in the amendment.

Please direct any further comments or questions you may have to the company's attorney Mr. Thomas E. Puzzo, Esq. at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Suresh Gupta

Suresh Gupta, President

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